United States securities and exchange commission logo





                             August 31, 2022

       David G. Thatcher
       Senior Vice President     General Counsel
       UDR, Inc.
       1745 Shea Center Drive
       Suite 200
       Highlands Ranch, Colorado 80129-1540

                                                        Re: UDR, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 31,
2022
                                                            File No. 001-10524

       Dear Mr. Thatcher:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed March 31, 2022

       General

   1. Please expand your discussion to address how the experience of the Lead Independent
                                                        Director is brought to
bear in connection with your board   s role in risk oversight.
   2. Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For
example, please enhance your disclosure to address whether or not your
                                                        Lead Independent
Director may:

                                                              represent the
board in communications with shareholders and other stakeholders; or
                                                              require board
consideration of, and/or override your CEO on, any risk matters.
   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

                                                              the timeframe
over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how
you apply different oversight standards based upon the
 David G. Thatcher
UDR, Inc.
August 31, 2022
Page 2
           immediacy of the risk assessed;
             whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
             how the board interacts with management to address existing risks and identify significant emerging risks;
             whether you have a Chief Compliance Officer and to whom this position reports; and
             how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amanda Ravitz at 202-551-3412 or Barbara Jacobs at 202-551-3735 with any questions.



                                                            Sincerely,
FirstName LastNameDavid G. Thatcher
                                                            Division of
Corporation Finance
Comapany NameUDR, Inc.
                                                            Disclosure Review
Program
August 31, 2022 Page 2
cc:       David Lynn
FirstName LastName